UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin
Name:	Pierre Dulin
Title:	General Manager

Banco Latinoamericano

de Comercio Exterior, S.A.

and Subsidiaries

Unaudited condensed consolidated interim statement of financial position as of June 30, 2016 and December 31, 2015, and related unaudited condensed consolidated interim statements of profit or loss, unaudited condensed consolidated interim statements of profit or loss and other comprehensive income, unaudited condensed consolidated interim statements of changes in equity and unaudited condensed consolidated interim statements of Cash Flows for the six months Ended June 30, 2016 and 2015.

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statement of financial position
Six months ended June 30, 2016, and the year ended December 31, 2015
(In US$ thousand)

		June 30,	December 31
	Notes	2016	2015
Assets
Cash and cash equivalents	3,13	944,621	1,299,966
Financial Instruments:	4,13
At fair value through profit or loss	4.1,4.2,13	244	53,411
At fair value through OCI	4.3,13	74,732	141,803
Securities at amortized cost, net	4.4,13	104,246	108,215
Loans at amortized cost	4.6	6,520,325	6,691,749
Allowance for expected credit losses	4.6	102,083	89,974
Unearned interest & deferred fees	4.6	8,546	9,304
Loans at amortized cost, net		6,409,696	6,592,471

At fair value - Derivative financial instruments used for hedging – receivable	4.8,4.9,13	22,089	7,400

Property and equipment, net		5,415	6,173
Intangibles, net		415	427

Other assets:
Customers' liabilities under acceptances	13	1,312	15,100
Accrued interest receivable	13	46,310	45,456
Other assets	6	24,569	15,794
Total of other assets		72,191	76,350
Total assets		7,633,649	8,286,216

Liabilities and stockholders' equity
Deposits:	5,13
Noninterest-bearing - Demand		1,646	639
Interest-bearing - Demand		160,600	243,200
Time		3,044,054	2,551,630
Total deposits		3,206,300	2,795,469

At fair value – Derivative financial instruments used for hedging – payable	4.8,4.9,13	35,887	29,889

Financial liabilities at fair value through profit or loss	4.1,4.9,13	-	89
Securities sold under repurchase agreement	4.9,7,13	93,297	114,084
Short-term borrowings and debt	8.1,13	1,216,617	2,430,357
Long-term borrowings and debt, net	8.2,13	2,047,175	1,881,813

Other liabilities:
Acceptances outstanding	13	1,312	15,100
Accrued interest payable	13	15,426	17,716
Allowance for expected credit losses on off-balance sheet credit risk	4.7	6,091	5,424
Other liabilities	9	19,276	24,344
Total other liabilities		42,105	62,584
Total liabilities		6,641,381	7,314,285

Stockholders' equity:	10,11,14
Common stock		279,980	279,980
Treasury stock	11	(70,600)	(73,397)
Additional paid-in capital in excess of assigned value of common stock		119,158	120,177
Capital reserves		95,210	95,210
Retained earnings		576,299	560,642
Accumulated other comprehensive loss	4.3,4.8,14	(7,779)	(10,681)
Total stockholders' equity		992,268	971,931
Total liabilities and stockholders' equity		7,633,649	8,286,216

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss
For the three and six months ended June 30, 2016 and 2015
(In US$ thousand, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2016	2015	2016	2015

Interest income from financial instruments:	4.8
Deposits		894	489	2,064	920
At fair value through OCI		548	1,728	1,499	3,589
At amortized cost		59,031	50,607	118,068	101,969
Total interest income		60,473	52,824	121,631	106,478
Interest expense:	4.8
Deposits		5,089	2,738	9,641	5,191
Short-term borrowings and debt		3,735	5,837	8,590	12,480
Long-term borrowings and debt		13,463	9,442	25,696	18,175
Total interest expense		22,287	18,017	43,927	35,846

Net interest income		38,186	34,807	77,704	70,632

Other income:
Fees and commissions, net		4,434	3,109	6,807	5,409
Derivate financial instruments and foreign currency exchange	4.8	500	(339)	(339)	505
Gain per financial instrument at fair value through profit or loss		416	(2,205)	(3,767)	300
Gain per financial instrument at fair value through OCI		(30)	133	(315)	429
Gain on sale of loans at amortized cost		303	305	403	512
Other income, net		556	284	907	532
Net other income		6,179	1,287	3,696	7,687

Total income		44,365	36,094	81,400	78,319

Expenses:
Impairment (recovery) loss from expected credit losses on loans at amortized cost	4.6	9,966	11,649	12,109	6,619
Impairment loss from expected credit losses on investment securities	4.3,4.4	479	1,659	486	829
Impairment (gain) loss from expected credit losses on off-balance sheet financial instruments	4.7	1,579	(3,434)	666	1,671
Salaries and other employee expenses		4,898	7,368	12,778	15,723
Depreciation of equipment and leasehold improvements		334	345	663	725
Amortization of intangible assets		91	173	203	322
Professional services		846	1,223	1,324	1,976
Maintenance and repairs		441	440	873	835
Other expenses		3,459	3,153	6,588	6,233
		22,093	22,576	35,690	34,933

Profit for the period		22,272	13,518	45,710	43,386

Earnings per share:

Basic	11	0.57	0.35	1.17	1.12
Diluted	11	0.57	0.35	1.17	1.11
Weighted average basic shares	11	39,078	38,954	39,037	38,880
Weighted average diluted shares	11	39,198	39,073	39,120	39,015

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss and other comprehensive income
For the six months ended June 30, 2016 and 2015
(In US$ thousand)

	Notes	2016	2015

Profit for the period		45,710	43,386
Other comprehensive income (loss):
Items that are or may be reclassified to profit or loss:
Net change in unrealized losses on financial instruments at fair value through OCI	14	7,400	3,248
Net change in unrealized losses on derivative financial instruments	14	(4,498)	200
Other comprehensive income (loss)	14	2,902	3,448

Total comprehensive income for the period		48,612	46,834

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries

Unaudited condensed consolidated interim statements of changes in equity
For the six months ended June 30, 2016 and 2015
(In US$ thousand, except per share amounts)

	Common stock	Treasury stock	Additional paid- in capital in excess of assigned value of common stock	Capital reserves	Retained earnings	Accumulated other comprenhensive income (loss)	Total
Balances at January 1, 2015	279,980	(77,627)	119,644	95,210	501,669	(7,837)	911,039
Profit for the period	-	-	-	-	43,386	-	43,386
Other comprehensive income		-	-	-	-	3,448	3,448
Issuance of restricted shares	-	(1,514)	(17)	-	-	-	(1,531)
Compensation cost - stock options and stock units plans	-	1,653	2,377	-	-	-	4,030
Exercised options and stock units vested	-	1,673	(2,746)	-	-	-	(1,073)
Dividends declared	-	-	-	-	(15,000)	-	(15,000)
Balances at June 30, 2015	279,980	(75,815)	119,258	95,210	530,055	(4,389)	944,300

Balances at January 1, 2016	279,980	(73,397)	120,177	95,210	560,642	(10,681)	971,931
Profit for the period	-	-	-	-	45,710	-	45,710
Other comprehensive income	-	-	-	-	-	2,902	2,902
Compensation cost - stock options and stock units plans	-	-	1,689	-	-	-	1,689
Issuance of restricted shares	-	1,259	(1,259)	-	-	-	-
Exercised options and stock units vested	-	1,538	(1,449)	-	-	-	89
Dividends declared	-	-	-	-	(30,052)	-	(30,052)
Balances at June 30, 2016	279,980	(70,600)	119,158	95,210	576,299	(7,779)	992,268

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

Banco Latinoamericano de Comercio Exterior, S. A. y Subsidiarias

Unaudited condensed consolidated interim statements of Cash Flows
For the six months ended June 30, 2016 and 2015
(Expressed in thousands of US dollars)

	2016	2015
Cash flows from operating activities:
Profit for the period	$45,710	43,386
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	(5,790)	(14,666)
Depreciation of equipment and leasehold improvements	663	725
Amortization of intangible assets	203	322
Impairment loss from expected credit losses	13,261	9,119
Net gain on sale of financial assets at fair value through OCI	(30)	(429)
Compensation cost - share-based payment	1,007	1,491
Interest income	(121,631)	(106,478)
Interest expense	43,927	35,846
Net decrease (increase) in operating assets:
Net decrease (increase) in pledged deposits	(4,850)	6,649
Financial instruments at fair value through profit or loss	53,167	3,658
Net increase in loans at amortized cost	170,666	(224,996)
Other assets	5,013	96,840
Net increase (decrease) in operating liabilities:
Net increase due to depositors	410,831	730,251
Financial liabilities at fair value through profit or loss	(89)	7
Other liabilities	(18,809)	(61,042)
Cash provided by operating activities
Interest received	120,777	116,283
Interest paid	(46,217)	(35,689)
Net cash provided by operating activities	667,809	601,277

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(89)	(277)
Acquisition of intangible assets	(7)	-
Proceeds from the redemption of of financial instruments at fair value through OCI	70,341	94,557
Proceeds from the sale of financial instruments at fair value through OCI	79,262	47,035
Proceeds from maturities of financial instruments at amortized cost	29,075	13,335
Purchases of financial instruments at fair value through OCI	(83,627)	(88,224)
Purchases of financial instruments at fair value at amortized cost	(24,071)	(21,929)
Net cash (used in) provided by investing activities	70,884	44,497

Cash flows from financing activities:
Net (decrease) increase in short-term borrowings and debt and securities sold under repurchase agreements	(1,234,527)	(583,565)
Proceeds from long-term borrowings and debt	464,969	405,513
Repayments of long-term borrowings and debt	(299,607)	(220,994)
Dividends paid	(29,722)	(29,863)
Exercised stock options	-	1,382
Net cash used in financing activities	(1,098,887)	(427,527)

Net (decrease) increase in cash and cash equivalents	(360,194)	218,247
Cash and cash equivalents at beginning of the year	1,267,302	741,305
Cash and cash equivalents at end of the period	$907,108	959,552

The accompanying notes are an integral part of these condensed consolidated interim financial statements

7

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendency of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in two subsidiaries: Bladex Representacao Ltda. and Bladex Investimentos Ltda.

-	Bladex Representaçao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda., and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all of its assets in an investment fund, Alpha 4x Latam Fundo de Investimento Multimercado, incorporated in Brazil (“the Brazilian Fund”), registered with the Brazilian Securities Commission (“CVM”, for its acronym in Portuguese). Bladex Investimentos Ltda. merged with Bladex Representacao Ltda. on April 2016, being the latter the extinct company under Brazilian law and prevailing the acquiring company Bladex Representacao Ltda.

-	Bladex Development Corp. was incorporated under the laws of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

8

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

1.	Corporate information (continued)

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, and Monterrey, Mexico; in Lima, Peru; and in Bogota, Colombia.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 19, 2016.

2.	Basis of preparation of the consolidated financial statements

2.1	Statement of compliance

These unaudited consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB"). As all of the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2015, contained in the Bank’s annual audited consolidated financial statements. The unaudited condensed consolidated interim statements of profit or loss, profit or loss and other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

2.2.	Future changes in applicable accounting policies

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Bank financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.  IFRS 16 supersedes IAS 17 – Leases. The Bank is evaluating the potential impact of this new standard in its consolidated financial statements.

9

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

3.	Cash and cash equivalents

	June 30, 2016	December 31, 2015

Cash and due from banks	32,008	2,601
Interest-bearing deposits in banks	912,613	1,297,365
Total	944,621	1,299,966

Less:
Pledged deposits	37,513	32,664
Total cash and cash equivalents	907,108	1,267,302

Interest-bearing deposits in banks

Demand deposits

As of June 30, 2016 and December 31, 2015, cash in banks balances correspond to bank deposits, bearing interest based on the daily rates determined by banks for between 0.01% and 0.50% and 0.01%, and 0.27%, respectively.

Time deposits

As of June 30, 2016 and December 31, 2015, cash equivalents balances correspond to demand deposits (overnight), bearing an average interest rate of 0.21% to 0.41% and 0.20% to 0.35%, respectively.

On June 30, 2016 and December 31, 2015 the New York Agency had a pledged deposit with a carrying value of $3.3 million and $3.3 million, respectively, with the New York State Banking Department, as required by law since March 1994.

As of June 30, 2016 and December 31, 2015, the Bank had pledged deposits with a carrying value of $34.2 million and $29.3 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

4.	Financial instruments

4.1	Financial liabilities at FVTPL - Fair value through profit or loss

The fair value of financial liabilities at FVTPL is as follows:

	June 30, 2016	December 31, 2015
Assets
Foreign exchange forward	244	-
Total	244	-

Liabilities
Interest rate swaps	-	15
Foreign exchange forward	-	74
Total	-	89

10

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Fiinancial instruments

4.1	Financial liabilities at FVTPL - Fair value through profit or loss (continued)

As of June 30, 2016 and December 31, 2015, information on the nominal amounts of derivative financial instruments at FVTPL is as follows:

	June 30, 2016			December 31, 2015
	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability
Interest rate swaps	10,192	244	-	14,000	-	15
Forward foreign exchange	-	-	-	1,675	-	74
Cross currency swaps	-	-	-	-	-	-
Total	10,192	244	-	15,675	-	89

4.2	Investment Funds at FVTPL - Fair value through profit or loss

The Bank maintained an investment in the Alpha4X Feeder Fund (the “Feeder”) which was organized under a “Feeder-Master” structure. Under this structure, the Feeder invests all of its assets in the Master which in turn invests in various assets on behalf of its investor. At December 31, 2015, the investment funds consisted of the net asset value (NAV) of Bladex’s investment in the Feeder and in the Brazilian Fund.

The changes of the Bank´s investment in the Feeder were recorded in the consolidated statement of profit or loss of that fund in the “Gain (loss) per financial instruments at fair value through profit and loss” line item. The Feeder is not consolidated in the Bank’s financial statements as a result of the evaluation of control as per IFRS 10 “Consolidated Financial Statements” according to which the existing rights on the fund do not give the Bank the ability to direct the relevant activities of the fund nor the ability to use its power over the investee to affect its return. At December 31, 2015 the Bank has a participation in that fund of 47.71%.

Bladex also reported the changes in the NAV of the Brazilian Fund in the “Gain (loss) per financial instruments at fair value through profit and loss" line item, which the Bank does not consolidate, because the existing rights on this fund do not give the Bank the ability to direct its relevant activities nor the ability to use its power over the investee to affect its return. This investment was adjusted to recognize the Bank's participation in the profits and losses of the fund in the line “gain (loss) per financial instruments at fair value through profit or loss” of the consolidated statement of profit or loss.

The following table summarizes the balances of investments in investment funds:

	June 30, 2016	December 31, 2015
Alpha4X Feeder Fund	-	49,585
Alpha4X Latam Fundo de Investimento Multimercado	-	3,826
	-	53,411

The Bank remained committed to being an investor of these funds until March 31, 2016 and was later redeemed completely.

11

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.3	Securities at fair value through other comprehensive income

The amortized cost, related unrealized gross gain (loss) and fair value of securities at fair value through other comprehensive income by country risk and type of debt are as follows:

	June 30, 2016
	Amortized	Unrealized
	Cost	Gain	Loss	Fair Value
Corporate debt:
Brazil	12,214	-	424	11,790
Colombia	4,161	15	-	4,176
Honduras	-	-	-	-
Panama	-	-	-	-
Peru	4,261	204	-	4,465
Venezuela	18,307	976	-	19,283
	38,943	1,195	424	39,714
Sovereign debt:
Brazil	8,260	-	281	7,979
Chile	7,345	138	-	7,483
Colombia	10,743	65	75	10,733
Mexico	-	-	-	-
Trinidad and Tobago	9,495	-	672	8,823
	35,843	203	1,028	35,018
	74,786	1,398	1,452	74,732

12

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.3	Securities at fair value through other comprehensive income (continued)

	December 31, 2015
	Amortized	Unrealized
	Cost	Gain	Loss	Fair Value
Corporate debt:
Brazil	31,831	-	3,000	28,831
Chile	8,205	-	209	7,996
Colombia	17,815	-	7,110	10,705
Honduras	7,195	-	61	7,134
Panama	4,648	-	73	4,575
Peru	7,339	-	64	7,275
Venezuela	18,392	-	93	18,299
	95,425	-	10,610	84,815

Sovereign debt:
Brazil	11,625	-	1,285	10,340
Chile	10,536	-	323	10,213
Colombia	12,046	-	670	11,376
Mexico	17,272	-	681	16,591
Trinidad and Tobago	9,705	-	1,237	8,468
	61,184	-	4,196	56,988
	156,609	-	14,806	141,803

As of June 30, 2016 and December 31, 2015 securities at fair value through OCI with a carrying value of $48.2 million and $87.6 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

13

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.3	Securities at fair value through other comprehensive income (continued)

The following table discloses those securities that have had unrealized losses for a period less than 12 months and for 12 months or longer:

	June 30, 2016
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses
Corporate debt	-	-	11,790	424	11,790	424
Sovereign debt	-	-	27,535	1,028	27,535	1,028
Total	-	-	39,325	1,452	39,325	1,452

	December 31, 2015
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses
Corporate debt	63,611	1,010	21,204	9,600	84,815	10,610
Sovereign debt	23,468	846	33,520	3,350	56,988	4,196
Total	87,079	1,856	54,724	12,950	141,803	14,806

The following table presents the realized gains and losses on sale of securities at fair value through other comprehensive income:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Realized gain on sale of securities	7,432	140	7,471	436
Realized loss on sale of securities	(7,462)	(7)	(7,786)	(7)
Net gain (loss) on sale of securities at fair value through other comprehensive income	(30)	133	(315)	429

14

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.3	Securities at fair value through other comprehensive income (continued)

Securities at fair value through other comprehensive income classified by issuer’s credit quality indicators are as follows

Rating(1)	June 30, 2016	December 31, 2015
1-4	67,785	133,989
5-6	6,947	6,224
7	-	1,590
8	-	-
9	-	-
10	-	-
Total	74,732	141,803

(1) Current ratings as of June 30, 2016 and December 31, 2015, respectively.

The amortized cost and fair value of securities at fair value through other comprehensive income by contractual maturity as of June 30, 2016 and December 31, 2015 are shown in the following tables:

	June 30, 2016
	Amortized Cost	Fair Value
Due within 1 year	6,948	6,947
After 1 year but within 5 years	39,266	38,259
After 5 years but within 10 years	28,572	29,526
	74,786	74,732

	December 31, 2015
	Amortized Cost	Fair Value
Due within 1 year	21,068	20,212
After 1 year but within 5 years	79,689	69,625
After 5 years but within 10 years	55,852	51,966
	156,609	141,803

15

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.3	Securities at fair value through other comprehensive income (continued)

The allowance for expected credit losses relating to securities at fair value through other comprehensive income is as follow:

	Stage 1 (1)	Stage 2 (2) (collectively)	Stage 2 (2) (individually)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	234	178	-	6,737	7,149
Transfer to lifetime expected credit losses	(31)	456	-	-	425
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Net effect of changes in reserve for expected credit losses	-	(111)	-	-	(111)
Financial assets that have been derecognized during the period	(141)	-	-	(6,737)	(6,878)
Changes due to financial instruments recognized as of December 31, 2015:	(172)	345	-	(6,737)	(6,564)
New financial assets originated or purchased	28	-	-	-	28
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of June 30, 2016	90	523	-	-	613

	Stage 1 (1)	Stage 2 (2) (collectively assessed)	Stage 2 (2) (individually assessed)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2014	701	1,408	-	-	2,109
Transfer to lifetime expected credit losses	(5,507)	5,507	-	-	-
Transfer to credit-impaired financial assets	-	(6,737)	-	6,737	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Financial assets that have been derecognized during the period	(277)	-	-	-	(277)
Changes due to financial instruments recognized as of December 31, 2014	(5,784)	(1,230)	-	6,737	(277)
New financial assets originated or purchased	5,317	-	-	-	5,317
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2015	234	178	-	6,737	7,149

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired financial assets (lifetime expected credit losses)

16

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.4	Securities at amortized cost

The amortized cost, related unrealized gross gain (loss) and fair value of these securities by country risk and type of debt are as follows:

	June 30, 2016
	Amortized	Unrealized
	Cost (1)	Gross Gain	Gross Loss	Fair Value
Corporate debt:
Brazil	4,632	-	409	4,223
Panama	18,000	-	-	18,000
	22,632	-	409	22,223

Sovereign debt:
Brazil	11,266	-	897	10,369
Colombia	30,205	298	12	30,491
Mexico	32,148	-	735	31,413
Panama	8,773	95	-	8,868
	82,392	393	1,644	81,141
	105,024	393	2,053	103,364

	December 31, 2015
	Amortized	Unrealized
	Cost (2)	Gross Gain	Gross Loss	Fair Value
Corporate debt:
Brazil	1,484	-	383	1,101
Costa Rica	5,000	-	-	5,000
Panama	20,008	45	-	20,053
	26,492	45	383	26,154
Sovereign debt:
Brazil	21,903	-	3,260	18,643
Colombia	30,599	-	1,530	29,069
Mexico	20,871	-	1,684	19,187
Panama	8,876	4	-	8,880
	82,249	4	6,474	75,779
	108,741	49	6,857	101,933

(1)	Amounts do not include allowance for expected credit losses of US$778.
(2)	Amounts do not include allowance for expected credit losses of US$526.

17

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.4	Securities at amortized cost (continued)

The amortized cost and fair value of securities at amortized cost by contractual maturity as of June 30, 2016 and December 31, 2015 are shown in the following tables:

	June 30, 2016
	Amortized Cost	Fair Value

Due within 1 year	19,031	19,029
After 1 year but within 5 years	64,599	62,881
After 5 years but within 10 years	21,394	21,454
	105,024	103,364

	December 31, 2015
	Amortized Cost	Fair Value

Due within 1 year	28,454	28,474
After 1 year but within 5 years	43,236	39,206
After 5 years but within 10 years	37,051	34,253
	108,741	101,933

As of June 30, 2016 and December 31, 2015 securities at amortized cost with a carrying value of $68.4 million and $56.3 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

Securities at amortized cost classified by issuer’s credit quality indicators are as follows:

Rating(1)	June 30, 2016	December 31, 2015
1-4	90,541	94,257
5-6	14,483	14,484
7	-	-
8	-	-
9	-	-
10	-	-
Total	105,024	108,741

(1)	Current ratings as of June 30, 2016 and December 31, 2015, respectively.

18

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.4	Securities at amortized cost (continued)

The allowance for expected credit losses relating to securities at amortized cost is as follow:

	Stage 1 (1)	Stage 2 (2) (collectively)	Stage 2 (2) (individually)	Stage 3(3)	Total
Allowance for expected credit losses as of December 31, 2015	348	178	-	-	526
Transfer to lifetime expected credit losses	(42)	445	-	-	403
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Net effect of changes in reserve for expected credit losses	-	(66)	-	-	(66)
Financial assets that have been derecognized during the period	(173)	(28)	-	-	(201)
Changes due to financial instruments recognized as of December 31, 2015	(215)	351	-	-	136
New financial assets originated or purchased	116	-	-	-	116
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of June 30, 2016	249	529	-	-	778

	Stage 1 (1)	Stage 2 (2) (collectively assessed)	Stage 2 (2) (individually assessed)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2014	276	-	-	-	276
Transfer to lifetime expected credit losses	(178)	178	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Financial assets that have been derecognized during the period	(207)	-	-	-	(207)
Changes due to financial instruments recognized as of December 31, 2014	(385)	178	-	-	(207)
New financial assets originated or purchased	457	-	-	-	457
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2015	348	178	-	-	526

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired financial assets (lifetime expected credit losses)

19

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.5	Recognition and derecognition of financial assets

During the period ended June 30, 2016 and 2015, the Bank sold certain financial instruments measured at amortized cost. These sales were made on the basis of compliance with the Bank's strategy to optimize the loan portfolio.

The amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “gain on sale of loans” in the consolidated statement of profit or loss.

	Assignments and Participations	Gains

For the period ended June 30, 2016	53,900	326
For the period ended June 30, 2015	41,020	227

4.6	Loans – at amortized cost

The following table set forth details of the Bank’s gross loan portfolio:

	June 30, 2016	December 31, 2015
Corporations:
Private	3,175,598	3,254,792
State-owned	766,095	461,573
Banking and financial institutions:
Private	1,708,796	1,974,960
State-owned	512,315	612,677
Middle-market companies:
Private	357,521	387,747
Total	6,520,325	6,691,749

The composition of the gross loan portfolio by industry is as follows:

	June 30, 2016	December31, 2015
Banking and financial institutions	2,221,111	2,587,637
Industrial	1,066,617	1,142,385
Oil and petroleum derived products	1,207,416	828,355
Agriculture	1,083,077	1,140,124
Services	584,255	670,013
Mining	127,586	110,655
Others	230,263	212,580
Total	6,520,325	6,691,749

20

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.6	Loans – at amortized cost (continued)

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned interest, deferred fees and allowance for expected credit losses.

The amortization of net unearned interest and deferred fees are recognized as an adjustment to the related loan yield using the effective interest rate method.

The unearned discount interest and deferred commission amounted to $8,546 and $9,304 at June 30, 2016 and December 31, 2015, respectively

Loans classified by borrower’s credit quality indicators are as follows:

June 30, 2016
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	2,236,032	558,166	1,461,266	253,451	196,196	4,705,111
5-6	890,802	207,929	247,530	258,864	125,418	1,730,543
7	22,400	-	-	-	-	22,400
8	22,056	-	-	-	35,000	57,056
9	-	-	-	-	-	-
10	4,308	-	-	-	907	5,215
Total	3,175,598	766,095	1,708,796	512,315	357,521	6,520,325

December 31, 2015
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	2,644,758	351,216	1,757,668	309,559	212,746	5,275,947
5-6	558,612	110,357	217,292	303,118	174,094	1,363,473
7	46,716	-	-	-	-	46,716
8	-	-	-	-	-	-
9	-	-	-	-	-	-
10	4,706	-	-	-	907	5,613
Total	3,254,792	461,573	1,974,960	612,677	387,747	6,691,749

(1)	Current ratings as of June 30, 2016 and December 31, 2015, respectively.

21

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.6	Loans – at amortized cost (continued)

The following table provides a breakdown of gross loans by country risk:

	June 30, 2016	December 31, 2015
Country:
Argentina	263,656	142,437
Belgium	-	12,629
Bermuda	18,800	19,600
Bolivia	19,699	19,911
Brazil	1,243,880	1,605,497
Chile	186,953	195,290
Colombia	649,268	620,547
Costa Rica	400,461	341,490
Dominican Republic	219,696	384,353
Ecuador	110,385	169,164
El Salvador	119,200	68,465
France	3,000	6,000
Germany	97,000	97,000
Guatemala	383,150	457,700
Honduras	112,258	118,109
Jamaica	57,227	16,520
Japan	18,040	-
Mexico	878,757	788,893
Nicaragua	21,165	16,820
Panama	461,592	455,405
Paraguay	95,898	116,348
Peru	623,031	511,250
Singapore	43,286	11,655
Switzerland	27,800	44,650
Trinidad and Tobago	176,821	200,000
United States of America	75,802	53,516
Uruguay	213,500	218,500
Total	6,520,325	6,691,749

22

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.6	Loans – at amortized cost (continued)

The remaining loan maturities are summarized as follows:

	June 30, 2016	December 31, 2015
Current:
Up to 1 month	902,983	1,031,608
From 1 month to 3 months	1,256,329	1,336,901
From 3 months to 6 months	1,218,482	1,094,885
From 6 months to 1 year	1,322,279	1,170,114
From 1 year to 2 years	818,331	1,000,553
From 2 years to 5 years	875,446	967,416
More than 5 years	41,804	37,943
	6,435,654	6,639,420

Impaired	84,671	52,329
Total	6,520,325	6,691,749

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	June 30, 2016	December 31, 2015

Fixed interest rates	3,222,026	3,177,147
Floating interest rates	3,298,299	3,514,602
Total	6,520,325	6,691,749

As of June 30, 2016 and December 31, 2015, 84% and 90%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

An analysis of credit- impaired balances as of June 30, 2016 and December 31, 2015 is detailed as follows:

	June 30, 2016			2016
	Recorded investment	Unpaid principal balance	Related allowance Stage 3	Average principal loan balance	Interest income recognized
With an allowance recorded:

Private corporations	48,764	18,762	11,092	17,954	235
Middle-market companies	35,907	35,220	30,529	24,382	721
Total	84,671	53,982	41,621	42,336	956

23

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.6	Loans – at amortized cost (continued)

	December 31, 2015			2015
	Recorded investment	Unpaid principal balance	Related allowance Stage 3	Average principal loan balance	Interest income recognized
With an allowance recorded:

Private corporations	51,422	4,706	20,703	9,946	230
Middle-market companies	907	907	448	7,472	49
Total	52,329	5,613	21,151	17,418	279

The following is a summary of information of interest amounts recognized on an effective interest basis on net carrying amount for those financial assets in Stage 3:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Interest revenue calculated on the net carrying amount(net of credit allowance)	957	84	1,033	140

The following table presents an aging analysis of the loan portfolio:

June 30, 2016
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total Loans
Corporations	14,449	4,226	3,381	26,708	48,764	-	3,892,928	3,941,692
Banking and financial institutions	-	-	-	-	-	-	2,221,111	2,221,111
Middle-market companies	35,040	10	10	847	35,907	-	321,615	357,522
Total	49,489	4,236	3,391	27,555	84,671	-	6,435,654	6,520,325

24

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.6	Loans – at amortized cost (continued)

December 31, 2015
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total Loans
Corporations	-	-	-	4,706	4,706	-	3,711,659	3,716,365
Banking and financial institutions	-	-	-	-	-	-	2,587,637	2,587,637
Middle-market companies	-	-	-	907	907	-	386,840	387,747
Total	-	-	-	5,613	5,613	-	6,686,136	6,691,749

As of June 30, 2016 and December 31, 2015 the Bank had credit transactions in the normal course of business with 14% and 16%, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of June 30, 2016 and December 31, 2015, approximately 6% and 9%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of June 30, 2016, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

The allowances for expected credit losses related to loans at amortized cost at June 30, 2016 and December 31, 2015 are as follows:

	Stage 1 (1)	Stage 2 (2) (collectively)	Stage 2 (2) (individually)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	59,214	9,609	-	21,151	89,974
Transfer to lifetime expected credit losses	(7,237)	5,213	2,024	-	-
Transfer to credit-impaired financial assets	(7)	(3,468)	(2,024)	5,499	-
Transfer to 12-month expected credit losses	1,929	(1,967)	-	38	-
Net effect of changes in reserve for expected credit losses	(22,265)	17,016	-	14,932	9,683
Financial assets that have been derecognized during the period	(40,209)	(1,893)	-	-	(42,102)
Changes due to financial instruments recognized as of December 31, 2015	(67,789)	14,901	-	20,469	(32,419)
New financial assets originated or purchased	44,528	-	-	-	44,528
Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of June 30, 2016	35,953	24,510	-	41,620	102,083

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired financial assets (lifetime expected credit losses)

25

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.6	Loans – at amortized cost (continued)

	Stage 1 (1)	Stage 2 (2) (collectively)	Stage 2 (2) (individually)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2014	37,469	37,564	-	2,654	77,687
Transfer to lifetime expected credit losses	(9,147)	9,147	-	-	-
Transfer to credit-impaired financial assets	-	(24,186)	-	24,186	-
Transfer to 12-month expected credit losses	101	(101)	-	-	-
Financial assets that have been derecognized during the period	(31,774)	(12,815)	-	-	(44,589)
Changes due to financial instruments recognized as of December 31, 2014	(40,820)	(27,955)	-	24,186	(44,589)
New financial assets originated or purchased	62,565	-	-	-	62,565
Write-offs	-	-	-	(5,689)	(5,689)
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2015	59,214	9,609	-	21,151	89,974

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired financial assets (lifetime expected credit losses)

4.7	Instruments with off-balance sheet credit risk

In the normal course of business, to meet the financing needs of its customers, the Bank is party to instruments with off-balance sheet credit risk. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding instruments with off-balance sheet credit risk are as follows:

	June 30, 2016	December 31, 2015
Confirmed letters of credit	59,143	99,031
Stand-by letters of credit and guaranteed – Commercial risk	152,208	158,599
Credit commitments	33,134	189,820
Total	244,485	447,450

26

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.7	Instruments with off-balance sheet credit risk (continued)

As of June 30, 2016 and December 31, 2015 the remaining maturity profile of the Bank’s outstanding instruments with off-balance sheet credit risk is as follows:

Maturities	June 30, 2016	December 31, 2015
Up to 1 year	227,109	424,687
From 1 to 2 years	16,798	22,185
From 2 to 5 years	-	-
More than 5 years	578	578
	244,485	447,450

Instruments with off-balance sheet credit risk classified by issuer’s credit quality indicators are as follows:

Rating(1)	June 30, 2016	December 31, 2015
1-4	111,198	276,860
5-6	67,996	170,590
7	65,291	-
8	-	-
9	-	-
10	-	-
Total	244,485	447,450

(1)   Current ratings as of June 30, 2016 and December 31, 2015, respectively.

Letters of credit and guarantees

The Bank, on behalf of its clients base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the letter of credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its clients and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a client’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to clients. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

27

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.7	Instruments with off-balance sheet credit risk (continued)

As of June 30, 2016 and December 31, 2015 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

	June 30, 2016	December 31 2015
Country:
Argentina	-	10,145
Bolivia	176	1,261
Brazil	-	17,291
Canada	1,399
Colombia	90,786	96,085
Costa Rica	12,000
Dominican Republic	5,183	4,527
Ecuador	41,469	88,585
El Salvador	25	145
Honduras	3,307	876
Mexico	21,179	46,994
Nicaragua	582
Panama	33,131	136,022
Paraguay	5	43
Peru	9,173	19,018
Singapore	25,000	25,000
Switzerland	1,000	1,000
United Kingdom	70	70
Uruguay	-	388
Total	244,485	447,450

The allowances for credit losses related to instruments with off-balance sheet credit risk at June 30, 2016 and December 31, 2015 are as follows:

	Stage 1 (1)	Stage 2 (2) (collectively)	Stage 2 (2) (individually)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	2,914	333	2,177	-	5,424
Transfer to lifetime expected credit losses	(646)	209	484	-	47
Transfer to credit-impaired instruments	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Net effect of changes in reserve for expected credit loss	-	(207)	1,884	-	1,677
Instruments that have been derecognized during the period	(2,212)	(252)	-	-	(2,464)
Changes due to instruments recognized as of December 31, 2015	(2,858)	(250)	2,368	-	(740)
New instruments originated or purchased	1,407	-	-	-	1,407
Allowance for expected credit losses as of June 30, 2016	1,463	83	4,545	-	6,091

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired instruments (lifetime expected credit losses)

28

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.7	Instruments with off-balance sheet credit risk (continued)

	Stage 1 (1)	Stage 2 (2) (collectively)	Stage 2 (2) (individually)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2014	7,079	2,794	-	-	9,873
Transfer to lifetime expected credit losses	-	(2,177)	2,177	-	-
Transfer to credit-impaired instruments	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Instruments that have been derecognized during the period	(6,908)	(284)	-	-	(7,192)
Changes due to instruments recognized as of December 31, 2014	(6,908)	(2,461)	2,177	-	(7,192)
New financial assets originated or purchased	2,743	-	-	-	2,743
Write-offs	-	-	-	-	-
Changes in models/risk parameters		-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2015	2,914	333	2,177	-	5,424

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired instruments (lifetime expected credit losses)

The reserve for expected credit losses on off-balance sheet credit risk reflects the Bank’s Management estimate of expected credit losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.

29

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.8	Derivative financial instruments for hedging purposes

As of June 30, 2016 and December 31, 2015, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	June 30, 2016
				Changes in fair value used for
	Nominal	Carrying amount of the hedging instrument		calculating hedge
	Amount	Asset	Liability	ineffectiveness
Fair value hedges:
Interest rate swaps	831,258	10,667	2,482	9,290
Cross-currency interest rate swaps	101,288	8,654	24,160	(38,894)
Cash flow hedges:
Interest rate swaps	515,000	3	4,603	(6,624)
Cross-currency interest rate swaps	59,498	1,310	-	1,289
Forward foreign exchange	283,482	1,455	4,449	(1,127)
Net investment hedges:
Forward foreign exchange	3,710	-	193	(221)
Total	1,794,236	22,089	35,887	(36,287)

	December 31, 2015
				Changes in fair value used for
	Nominal	Carrying amount of the hedging instrument		calculating hedge
	Amount	Asset	Liability	ineffectiveness
Fair value hedges:
Interest rate swaps	886,631	2,549	1,444	647
Cross-currency interest rate swaps	214,067	322	23,710	14,731
Cash flow hedges:
Interest rate swaps	870,000	230	2,254	(258)
Cross-currency interest rate swaps	75,889	374	395	215
Forward foreign exchange	247,869	3,925	2,058	1,867
Net investment hedges:
Forward foreign exchange	3,818	-	28	28
Total	2,298,274	7,400	29,889	17,230

The hedging instruments presented in the tables above are located in the line item in the statement of financial position at fair value - Derivative financial instruments used for hedging – receivable or at fair value – Derivative financial instruments used for hedging – payable

30

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.8	Derivative financial instruments for hedging purposes (continued)

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of profit or loss are presented below:

	Three months ended at June 30, 2016
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(840)	Gain (loss) on interest rate swap	-	(383)
Cross-currency interest rate swaps	(1,025)	Gain (loss) on foreign currency exchange	-	89
		Interest income – loans	(1,003)	-
Forward foreign exchange	(661)	Interest income – securities at FVOCI	220	-
		Interest income – loans	-	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	173	-
		Gain (loss) on foreign currency exchange	694	-
Total	(2,526)		(84)	(294)

31

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.8	Derivative financial instruments for hedging purposes (continued)

	Six months ended at June 30, 2016
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(2,458)	Gain (loss) on interest rate swap	-	(961)
Cross-currency interest rate swaps	1,762	Gain (loss) on foreign currency exchange	-	26
		Interest income – loans	-	-
Forward foreign exchange	(1,876)	Interest income – securities at FVOCI	-	-
		Interest income – loans	(1,755)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	350	-
		Gain (loss) on foreign currency exchange	4,634	-
Total	2,572		3,229	(935)

32

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.8	Derivative financial instruments for hedging purposes (continued)

	Three months ended at June 30, 2015
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	875	Gain (loss) on interest rate swap	-	-
Cross-currency interest rate swaps	2,087	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	-	-
Forward foreign exchange	194	Interest income – securities at FVOCI	(338)	-
		Interest income – loans	(417)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	95	-
		Gain (loss) on foreign currency exchange	2,805	-
Total	3,156		2,145	-

Derivatives – net investment hedge
Forward foreign exchange	(416)		-	-
Total	(416)		-	-

33

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.8	Derivative financial instruments for hedging purposes (continued)

	Six months ended at June 30, 2015
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(264)	Gain (loss) on interest rate swap	-	-
Cross-currency interest rate swaps	3,046	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	-	-
Forward foreign exchange	1,607	Interest income – securities at FVOCI	(535)	-
		Interest income – loans	(663)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	95	-
		Gain (loss) on foreign currency exchange	5,833	-
Total	4,389		4,730	-

Derivatives – net investment hedge
Forward foreign exchange	424		-	-
Total	424		-	-
34

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.8	Derivative financial instruments for hedging purposes (continued)

The Bank recognized in the consolidated statement of profit or loss the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

	June 30, 2016
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(362)	836	474
	Interest income – loans	(137)	1,508	1,371
	Interest expenses – borrowings and debt	2,889	(14,126)	(11,237)
	Derivative financial instruments and hedging	(1,404)	1,798	394
Cross-currency interest rate swaps	Interest income – loans	(137)	354	217
	Interest expenses – borrowings and debt	(36)	(2,472)	(2,508)
	Derivative financial instruments and hedging	(3,713)	3,213	(500)
Total		(2,900)	(8,889)	(11,789)

	June 30, 2015
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(599)	753	154
	Interest income – loans	(215)	2,080	1,865
	Interest expenses – borrowings and debt	2,540	(8,097)	(5,557)
	Derivative financial instruments and hedging	(3,179)	3,420	241
Cross-currency interest rate swaps	Interest income – loans	(122)	288	166
	Interest expenses – borrowings and debt	813	(2,359)	(1,546)
	Derivative financial instruments and hedging	(13,353)	15,023	1,670
Total		(14,115)	11,108	(3,007)

35

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.8	Derivative financial instruments for hedging purposes (continued)

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage foreign currency risk. All such positions are hedged with an offsetting contract for the same currency.

The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 7.69 years.

The Bank estimates that during remaining of 2016, approximately $1,494 reported as losses in OCI as of June 30, 2016 related to forward foreign exchange contracts, are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending June 30, 2017.

The Bank estimates that during remaining of 2016, approximately $591 reported as losses in OCI as of June 30, 2016 related to forward foreign exchange contracts, are expected to be reclassified into interest income as an adjustment to yield of hedged deposits during the twelve-month period ending June 30, 2017.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments at FVTPL as disclosed in Note 4.1.

36

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.9	Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The International Swaps and Derivatives Association master agreement (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the consolidated statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events.

The following tables summarize financial assets and liabilities that have been offset in the consolidated statement of financial position or are subject to master netting agreements:

a)	Derivative financial instruments – assets

June 30, 2016
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments	22,089	-	22,089	-	(690)	21,399
Total	22,089	-	22,089	-	(690)	21,399

December 31, 2015
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments	7,400	-	7,400	-	(690)	6,710
Total	7,400	-	7,400	-	(690)	6,710

37

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial instruments (continued)

4.9	Offsetting of financial assets and liabilities (continued)

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position as of June 30, 2016 and December 31, 2015:

	June 30, 2016
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position
Derivative financial instruments:
Derivative financial instruments used for hedging – receivable	22,089	-	22,089
Total derivative financial instruments	22,089	-	22,089

	December 31, 2015
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position
Derivative financial instruments:
Derivative financial instruments used for hedging – receivable	7,400	-	7,400
Total derivative financial instruments	7,400	-	7,400

38

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial Instruments (continued)

4.9	Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities

June 30, 2016
	Gross	Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	93,297	-	93,297	93,297	-	93,297
Financial liabilities at FVTPL	-	-	-	-	-	-
Derivative financial instruments - hedging	35,887	-	35,887	35,887	(34,212)	1,675
Total	129,184	-	129,184	129,184	(34,212)	94,972

December 31, 2015
	Gross	Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	114,084	-	114,084	(111,620)	(2,463)	1
Financial liabilities at FVTPL	89	-	89	-	-	89
Derivative financial instruments - hedging	29,889	-	29,889	-	(26,899)	2,990
Total	144,062	-	144,062	(111,620)	(29,362)	3,080

39

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

4.	Financial Instruments (continued)

4.9	Offsetting of financial assets and liabilities (continued)

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position as of June 30, 2016 and December 31, 2015:

	June 30, 2016
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position

Securities sold under repurchase agreements	93,297	-	93,297
Derivative financial instruments:
Financial liabilities at FVTPL	-	-	-
Derivative financial instruments used for hedging – payable	35,887	-	35,887
Total derivative financial instruments	35,887	-	35,887

	December 31, 2015
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position

Securities sold under repurchase agreements	114,084	-	114,084
Derivative financial instruments:
Financial liabilities at FVTPL	89	-	89
Derivative financial instruments used for hedging – payable	29,889	-	29,889
Total derivative financial instruments	29,978	-	29,978

5.	Other assets

Following is a summary of other assets as of June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015

Accounts receivable	11,864	6,428
Equity investment in a private fund (at cost)	530	530
IT projects under development	7,391	4,952
Other	4,784	3,884
	24,569	15,794

40

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

6.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

	June 30, 2016	December 31, 2015
Demand	162,246	243,839
Up to 1 month	1,273,985	1,492,175
From 1 month to 3 months	668,634	475,611
From 3 month to 6 months	420,905	319,995
From 6 month to 1 year	394,290	263,849
From 1 year to 2 years	286,240	-
	3,206,300	2,795,469

The following table presents additional information regarding the Bank’s deposits:

	June 30, 2016	December 31, 2015
Aggregate amounts of time deposits of $100,000 or more	3,205,810	2,794,912
Aggregate amounts of deposits in the New York Agency	248,178	235,203
Interest expense paid to deposits in the New York Agency	9,284	1,228

7.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $93.3 million and $114.4 million, as of June 30, 2016 and December 31, 2015, respectively.

During the periods ended June 30, 2016 and 2015, interest expense related to financing transactions under repurchase agreements totaled $554, and $223, respectively, corresponding to interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term borrowings and debt line in the consolidated statements of profit or loss.

41

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

8.	Borrowings and debt

8.1	Short-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican market. The breakdown of short-term (original maturity of less than one year) borrowings and debt, together with contractual interest rates, is as follows:

	June 30, 2016	December 31, 2015
Short-term Borrowings:
At fixed interest rates	497,513	983,245
At floating interest rates	420,092	871,522
Total borrowings	917,605	1,854,767

Short-term Debt:
At fixed interest rates	299,012	525,590
At floating interest rates	-	50,000
Total debt	299,012	575,590
Total short-term borrowings and debt	1,216,617	2,430,357

Average outstanding balance during the period	1,510,309	2,266,864
Maximum balance at any month-end	1,876,322	2,856,507
Range of fixed interest rates on borrowing and debt in U.S. dollars	0.91% to 1.22%	0.53% to 1.21%
Range of floating interest rates on borrowing and debt in U.S. dollars	-	0.67% to 1.24%
Range of fixed interest rates on borrowing in Mexican pesos	4.48%	3.76% to 3.98%
Range of floating interest rate on borrowing in Mexican pesos	-	3.90% to 4.17%
Range of fixed interest rate on debt in Japanese yens	0.31%	0.31% to 0.33%
Weighted average interest rate at end of the period	1.10%	0.93%
Weighted average interest rate during the period	1.03%	0.85%

The balances of short-term borrowings and debt by currency, is as follows:

	June 30, 2016	December 31 2015
Currency
US dollar	1,204,293	2,402,701
Mexican peso	6,512	14,366
Japanese yen	5,812	13,290
Total	1,216,617	2,430,357

42

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

8.	Borrowings and debt (continued)

8.2	Long-term borrowings and debt

The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates gross of prepaid commission of $6,963 and $7,017 as of June 30, 2016 and December 31, 2015, respectively, is as follows:

	June 30, 2016	December 31, 2015
Long-term Borrowings:
At fixed interest rates with due dates from December 2016 to October 2020	77,417	113,039
At floating interest rates with due dates from November 2016 to December 2020	733,997	695,837
Total borrowings	811,414	808,876

Long-term Debt:
At fixed interest rates with due dates from August 2016 to March 2024	1,016,585	929,998
At floating interest rates with due dates from July 2016 to January 2018	226,139	149,956
Total debt	1,242,724	1,079,954
Total long-term borrowings and debt outstanding	2,054,138	1,888,830

Average outstanding balance during the period	1,907,771	1,589,451
Maximum outstanding balance at any month – end	2,054,137	1,888,830
Range of fixed interest rates on borrowing and debt in U.S. dollars	1.01% a 3.75%	1.01% to 3.75%
Range of floating interest rates on borrowing and debt in U.S. dollars	1.30% to 2.22%	0.84% to 1.95%
Range of fixed interest rates on borrowing in Mexican pesos	1.18% to 6.80%	4.30% to 5.95%
Range of floating interest rates on debt in Mexican pesos	4.49% to 5.45%	3.93% to 5.45%
Range of fixed interest rate on debt in Japanese yens	0.45% to 0.81%	0.50% to 0.81%
Range of fixed interest rate on debt in Euros	0.40% to 3.75%	0.40% to 3.75%
Weighted average interest rate at the end of the period	2.72%	2.62%
Weighted average interest rate during the period	2.71%	2.65%

43

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

8.	Borrowings and debt (continued)

8.2	Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, is as follows:

	June 30, 2016	December 31, 2015
Currency
US dollar	1,604,819	1,599,233
Mexican peso	226,463	153,332
Japanese yen	106,670	25,035
Euro	116,186	111,230
Total	2,054,138	1,888,830

The Bank's funding activities include: (i) EMTN, which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of June 30, 2016, the Bank was in compliance with all covenants.

The future remaining maturities of long-term borrowings and debt outstanding as of June 30, 2016, are as follows:

Outstanding
Due in
2016	155,619
2017	590,534
2018	532,311
2019	352,075
2020	362,139
2021	714
2024	60,746
2,054,138

9.	Other liabilities

	June 30, 2016	December 31, 2015
Accruals and other accumulated expenses	3,428	9,676
Dividends payable	145	146
Accounts payable	13,195	11,096
Others	2,508	3,426
	19,276	24,344

44

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

10.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Profit for the period for both basic and diluted EPS	22,272	13,518	45,710	43,386

Basic earnings per share	0.57	0.35	1.17	1.12
Diluted earnings per share	0.57	0.35	1.17	1.11

Weighted average common shares outstanding - applicable to basic	39,078	38,954	39,037	38,880

Effect of dilutive securities:
Stock options and restricted stock units plans	120	119	83	135
Adjusted weighted average common shares outstanding applicable to diluted EPS	39,198	39,073	39,120	39,015

11.	Capital and Reserves

Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)	“Class F”; may only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, at a rate of one-to-one.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

11.	Capital and Reserves (continued)

Common stock (continued)

The following table provides detailed information on the Bank’s common stock activity per class for each of the periods in the three-month period ended June 30, 2016:

(Share units)	“Clase A”	“Clase B”	“Clase E”	“Clase F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000
Outstanding at January 1, 2015	6,342,189	2,479,050	29,956,100	-	38,777,339
Restricted stock granted - directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	70,358	-	70,358
Restricted stock units – vested	-	-	64,208		64,208
Outstanding at June 30, 2015	6,342,189	2,479,050	30,147,666	-	38,968,905

Outstanding at January 31, 2016	6,342,189	2,474,469	30,152,247	-	38,968,905
Restricted stock granted - directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	-	-	-
Restricted stock units – vested	-	-	69,678	-	69,678
Outstanding at June 30, 2016	6,342,189	2,474,469	30,278,925	-	39,095,583

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2015	318,140	10,708	589,174	16,242	2,295,186	50,677	3,202,500	77,627
Restricted stock granted - directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(70,358)	(1,553)	(70,358)	(1,553)
Restricted stock units – vested	-	-	-	-	(64,208)	(1,418)	(64,208)	(1,418)
Outstanding at June 30, 2015	318,140	10,708	589,174	16,242	2,103,620	46,447	3,010,934	73,397

Outstanding at January 1, 2016	318,140	10,708	589,174	16,242	2,103,620	46,447	3,010,934	73,397
Restricted stock granted - directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	-	-	-	-
Restricted stock units - vested	-	-	-	-	(69,678)	(1,538)	(69,678)	(1,538)
Outstanding at June 30, 2016	318,140	10,708	589,174	16,242	1,976,942	43,650	2,884,256	70,600

46

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

11.	Capital and Reserves (continued)

Reserves

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of June 30, 2016, the Bank’s total capital adequacy ratio is 16.89% which is in compliance with the minimum capital adequacy ratios required by the Banking Law in the Republic of Panama.

Restriction on retained earnings

As of June 30, 2016 and December 31, 2015, $43.6 million and $38.7 million, respectively of retained earnings are restricted from dividend distribution for purposes of complying with local regulatory requirements.

Additional paid-in capital

As of June 30, 2016 and December 31, 2015, the additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

Dividends

As of June 30, 2016 and 2015, the dividends provided for or paid were as follows:

	First Quarter June 30,		Second Quarter June 30,
Dividends	2016	2015	2016	2015
Dividends provided for or paid during the quarter	15,000	-	15,052	15,000
Dividend per share	0.385	-	0.385	0.385

12.	Business segment information

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for financial instruments at fair value through OCI and financial instruments at fair value through profit or loss, which are included in net other income, in the Treasury Segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Business Segment.

The Commercial Business Segment incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans, acceptances and contingencies. Profits from the Commercial Business Segment include net interest income from loans, fee income, impairment loss from expected credit losses on loans at amortized cost and off-balance sheet financial instruments, and allocated expenses.

The Treasury Business Segment incorporates deposits in banks and all of the Bank’s financial instruments at fair value through profit or loss, financial instruments at fair value through OCI and securities at amortized cost. Profits from the Treasury Business Segment include net interest income from deposits with banks, financial instruments at fair value through OCI and securities at amortized cost, derivative financial instruments foreign currency exchange, gain (loss) for financial instrument at fair value through profit or loss, gain (loss) for financial instrument at fair value through OCI, impairment loss for expected credit losses on investment securities, other income and allocated expenses.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

12.	Business segment information (continued)

The following table provides certain information regarding the Bank’s operations by segment:

	Period ended at June 30,
	2016(1)	2015(1)
Commercial
Interest income	116,496	101,098
Interest expense	(46,984)	(39,856)
Net interest income	69,513	61,242
Net other income (2)	7,780	6,269
Total income	77,293	67,511
Impairment loss from expected credit losses on loans at amortized cost	(12,775)	(8,290)
Expenses	(16,880)	(20,300)
Profit for the period	47,638	38,921
Commercial assets and contingencies (end of period balances):
Interest-earning assets (3 and 5)	6,511,779	6,682,445
Other assets and contingencies (4)	395,585	437,436
Total interest-earning assets, other assets and contingencies	6,907,364	7,119,881

Treasury
Interest income	5,135	5,380
Interest expense	3,057	4,010
Net interest income	8,191	9,390
Net other income (2)	(4,084)	1,418
Total income	4,107	10,808
Impairment loss for expected credit losses on investment securities	(486)	(829)
Expenses	(5,549)	(5,514)
Profit for the period	(1,928)	4,465
Treasury assets and contingencies (end of period balances):
Interest-earning assets (3 and 5)	1,124,621	1,603,395
Total interest-earning assets, other assets and contingencies	1,124,621	1,603,395

Combined business segment total
Interest income	121,631	106,478
Interest expense	(43,927)	(35,846)
Net interest income	77,704	70,632
Net other income (2)	3,696	7,687
Total income	81,400	78,319
Impairment loss from expected credit losses on loans at amortized cost	(12,775)	(8,290)
Impairment loss from expected credit losses on investment securities	(486)	(829)
Expenses	(22,429)	(25,814)
Profit for the period	45,710	43,386

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly. The balances for 2015 correspond to December 31, 2015 figures.
(2)	Net other income consists of other income including gains (loss) per financial instrument at FVTPL and FVOCI, derivative instruments and foreign currency exchange.
(3)	Includes deposits and loans at amortized cost, net of unearned interest and deferred fees.
(4)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(5)	Includes cash and due from banks, interest-bearing deposits with banks, financial instruments at fair value through OCI and financial instruments at amortized cost and financial instruments to fair value to profit or loss.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

12.	Business segment information (continued)

	June 30, 2016(1)	December 31, 2015(1)
Total assets and contingencies (end of period balances):
Interest-earning assets (2 and 4)	7,636,400	8,285,840
Other assets and contingencies (3)	395,585	437,436
Total interest-earning assets, other assets and contingencies	8,031,985	8,723,276

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Includes deposits and loans at amortized cost, net of unearned interest and deferred fees.
(3)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(4)	Includes cash and due from banks, interest-bearing deposits with banks, financial instruments at fair value through OCI and financial instruments at amortized cost and financial instruments to fair value to profit or loss.

	June 30,	December 31,
	2016	2015
Reconciliation of total assets:
Interest-earning assets – business segment	7,636,400	8,286,366
Allowance for expected credit losses on loans at amortized cost	(102,083)	(89,974)
Allowance for expected credit losses on securities at amortized cost	(778)	(526)
Customers’ liabilities under acceptances	1,312	15,100
Intangibles assets	415	427
Accrued interest receivable	46,310	45,456
Property and equipment, net	5,415	6,173
Derivative financial instruments used for hedging - receivable	22,089	7,400
Other assets	24,569	15,794
Total assets – consolidated financial statements	7,633,649	8,286,216

49

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

13.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in IFRS 13 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Financial instruments at FVTPL and FVOCI

Financial instruments at FVTPL are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Financial instruments at FVOCI are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, financial instruments at FVOCI and financial instruments at FVTPL are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

13.	Fair value of financial instruments (continued)

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the Overnight Index Swap (“OIS”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant OIS curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and its fair value at the date of transfer. The fair value of instruments is determined based upon quoted market prices when available, or are based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

51

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

13.	Fair value of financial instruments (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial positions using the fair value hierarchy are described below:

	June 30, 2016
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI:
Corporate debt	39,714	-	-	39,714
Sovereign debt	35,018	-	-	35,018
Total securities at fair value through OCI	74,732	-	-	74,732
Financial instruments at FVTPL
Foreign exchange forward	244	-	-	244
Total financial instruments at FVTPL	244	-	-	244
Derivative financial instruments used for hedging – receivable
Interest rate swaps	-	10,670	-	10,670
Cross-currency interest rate swaps	-	9,964	-	9,964
Foreign exchange forward	-	1,455	-	1,455
Total derivative financial instrument used for hedging – receivable	-	22,089	-	22,089
Total financial assets at fair value	74,976	22,089	-	97,065

Liabilities
Financial instruments at FVTPL:
Interest rate swaps	-	-	-	-
Cross-currency interest rate swaps	-	-	-	-
Forward foreign exchange	-	-	-	-
Total financial instruments at FVTPL	-	-	-	-
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	7,085	-	7,085
Cross-currency interest rate swaps	-	24,160	-	24,160
Forward foreign exchange	-	4,642	-	4,642
Total derivative financial instruments used for hedging – payable	-	35,887	-	35,887
Total financial liabilities at fair value	-	35,887	-	35,887

(a ) Level 1: Quoted market prices in an active market.

(b) Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.

(c) Level 3: Internally developed models with significant unobservable market information.

52

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

13.	Fair value of financial instruments (continued)

	December 31, 2015
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI
Corporate debt	76,091	8,724	-	84,815
Sovereign debt	56,988	-	-	56,988
Total securities at fair value through OCI	133,079	8,724	-	141,803
Financial instruments at FVTPL
Investment funds	-	53,411	-	53,411
Total financial instruments at FVTPL	-	53,411	-	53,411
Derivative financial instruments used for hedging – receivable
Interest rate swaps	-	2,779	-	2,779
Cross-currency interest rate swaps	-	696	-	696
Forward foreign exchange	-	3,925	-	3,925
Total derivative financial instrument used for hedging – receivable	-	7,400	-	7,400
Total financial assets at fair value	133,079	69,535	-	202,614

Liabilities
Financial instruments at FVTPL:
Interest rate swaps	-	15	-	15
Forward foreign exchange	-	74	-	74
Total financial instruments at FVTPL	-	89	-	89
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	3,698	-	3,698
Cross-currency interest rate swaps	-	24,105	-	24,105
Forward foreign exchange	-	2,086	-	2,086
Total derivative financial instruments used for hedging – payable	-	29,889	-	29,889
Total financial liabilities at fair value	-	29,978	-	29,978

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.
(c)	Level 3: Internally developed models with significant unobservable market information.

53

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

13.	Fair value of financial instruments (continued)

The following information should not be interpreted as an estimate of the fair value of the Bank. Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value. These instruments are classified in Level 2.

Securities at amortized cost

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1 and 2.

Loans at amortized cost

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant period. These assets are classified in Level 2.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, taking into account the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

54

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

13.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	June 30, 2016
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value	944,621	944,621	-	944,621	-
Securities at amortized cost	104,246	103,363	85,363	18,000	-
Loans at amortized cost (1)	6,409,696	6,511,558	-	6,511,558	-

Financial liabilities
Instruments with carrying value that approximates fair value	3,024,089	3,024,232	-	3,024,232	-
Short-term borrowings and debt	1,216,617	1,215,739	-	1,215,739	-
Long-term borrowings and debt	2,047,175	1,985,181	-	1,985,181	-

	December 31, 2015
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value	1,360,522	1,360,522	-	1,360,522	-
Securities at amortized cost	108,215	101,726	76,673	25,053	-
Loans at amortized cost (1)	6,592,471	6,727,045	-	6,727,045	-

Financial liabilities
Instruments with carrying value that approximates fair value	2,678,806	2,678,806	-	2,678,806	-
Short-term borrowings and debt	2,430,357	2,428,513	-	2,428,513	-
Long-term borrowings and debt	1,881,813	1,904,231	-	1,904,231	-

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.
(c)	Level 3: Internally developed models with significant unobservable market information.

(1)	The carrying value of loans is net of the allowance for expected credit losses of $102.1 million and unearned interest and deferred fees of $8.5 million for June 30, 2016; allowance for expected credit losses of $89.9 million and unearned interest and deferred fees of $9.3 million for December 31, 2015.

55

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

14.	Accumulated other comprehensive income (loss)

As of June 30, 2016 and 2015, the breakdown of accumulated other comprehensive income (loss) related to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments at FVOCI	Derivative financial instruments	Total
Balance as of January 1, 2016	(8,931)	(1,750)	(10,681)

Net unrealized gain (loss) arising from the period	2,900	(1,099)	1,801
Reclassification adjustment for (gains) loss included in the profit of the period (1)	528	(321)	207
Foreign currency translation adjustment, net	-	-	-
Other comprehensive income (loss) from the period	3,428	(1,420)	2,008
Balance as of March 31, 2016	(5,503)	(3,170)	(8,673)

Net unrealized gain (loss) arising from the period	2,831	(1,579)	1,232
Reclassification adjustment for (gains) loss included in the profit of the period (1)	1,142	(1,500)	(358)
Foreign currency translation adjustment, net	-	-	-
Other comprehensive income (loss) from the period	3,973	(3,079)	894
Balance as of June 30, 2016	(1,530)	(6,249)	(7,779)

Balance as of January 1, 2015	(6,817)	(1,020)	(7,837)
Net unrealized gain (loss) arising from the period	971	(2,735)	(1,764)
Reclassification adjustment for (gains) loss included in the profit of the period (1)	(922)	1,478	556
Foreign currency translation adjustment, net	-	-	-
Other comprehensive income (loss) from the period	49	(1,257)	(1,208)
Balance as of March 31, 2015	(6,768)	(2,277)	9,045

Net unrealized gain (loss) arising from the period	3,431	729	4,160
Reclassification adjustment for (gains) loss included in the profit of the period (1)	(232)	728	496
Foreign currency translation adjustment, net	-	-	-
Other comprehensive income (loss) from the period	3,199	1,457	4,656
Balance as of June 30, 2015	(3,569)	(820)	4,389

(1) Reclassification adjustments include amounts recognized in profit of the period that had been part of other comprehensive income (loss) in this and previous periods.

56

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

14.	Accumulated other comprehensive income (loss) (continued)

The following table presents amounts reclassified from other comprehensive income to the profit of the period:

Three months ended June 30, 2016
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	221	Interest income – financial instruments at FVOCI
	(1,017)	Net gain on sale of financial instruments at FVOCI
	(346)	Derivative financial instruments and hedging
	(1,142)

Gains (losses) on derivative financial instruments:
Forward foreign exchange	(1,003)	Interest income - loans
	231	Interest expense – borrowings and deposits
	2,231	Net gain (loss) on foreign currency exchange
Interest rate swaps	28	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	13	Net gain (loss) on cross-currency interest rate swap
	1,500

Six months ended June 30, 2016
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	-	Interest income – financial instruments at FVOCI
	(967)	Net gain on sale of financial instruments at FVOCI
	(703)	Derivative financial instruments and hedging
	(1,670)

Gains (losses) on derivative financial instruments:
Forward foreign exchange	(1,755)	Interest income - loans
	408	Interest expense - borrowings
	2,495	Net gain (loss) on foreign currency exchange
Interest rate swaps	606	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	67	Net gain (loss) on cross-currency swaps
	1,821

57

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

14.	Accumulated other comprehensive income (loss) (continued)

The following table presents amounts reclassified from other comprehensive income to the profit of the period:

Three months ended June 30, 2015
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	(338)	Interest income – financial instruments at FVOCI
	607	Net gain on sale of financial instruments at FVOCI
	(37)	Derivative financial instruments and hedging
232

Gains (losses) on derivative financial instruments:
Forward foreign exchange	417	Interest income - loans
	(1,145)	Interest expense – borrowings and deposits
	-	Net gain (loss) on foreign currency exchange
Interest rate swaps	-	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	-	Net gain (loss) on cross-currency interest rate swap
(728)

Six months ended June 30, 2015
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	(337)	Interest income – financial instruments at FVOCI
	1,725	Net gain on sale of financial instruments at FVOCI
	(234)	Derivative financial instruments and hedging
1,154

Gains (losses) on derivative financial instruments:
Forward foreign exchange	171	Interest income - loans
	(1,145)	Interest expense - borrowings
	(1,232)	Net gain (loss) on foreign currency exchange
Interest rate swaps	-	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	-	Net gain (loss) on cross-currency swaps
(2,206)

58

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

15.	Related party transactions

During the reporting year, total compensation paid to directors and the executives of Bladex as representatives of the Bank amounted to:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Expenses:
Compensation costs paid to directors	164	208	239	242
Compensation costs paid to executives	2,016	2,154	3,350	3,872

16.	Contingencies

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

17.	Risk management

Risk is inherent in the Bank’s activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to the Bank’s continuing profitability and each individual within the Bank is accountable for the risk exposures relating to his or her responsibilities. The Bank is exposed to market, credit, compliance and liquidity risk. It is also subject to country risk and various operating risks.

The Board of Directors is responsible for the overall risk management approach and for approving the risk management strategies and principles. The Board has appointed an Administration Committee which has the responsibility to monitor the overall risk process within the Bank.

The Risk Committee has the overall responsibility for the development of the risk strategy and implementing principles, frameworks, policies and limits. The Risk Committee is responsible for managing risk decisions and monitoring risk levels and reports on a weekly basis to the Supervisory Board.

The Risk Management Unit is responsible for implementing and maintaining risk related procedures to ensure an independent control process is maintained. The unit works closely with the Risk Committee to ensure that procedures are compliant with the overall framework.

The Risk Controlling Unit is responsible for monitoring compliance with risk principles, policies and limits across the Bank. This unit also ensures the complete capture of the risks in risk measurement and reporting systems. Exceptions are reported on a daily basis, where necessary, to the Risk Committee, and the relevant actions are taken to address exceptions and any areas of weakness.

The Bank‘s Assets/Liabilities Committee (ALCO) is responsible for managing the Bank’s assets and liabilities and the overall financial structure. It is also primarily responsible for the funding and liquidity risks of the Bank. The Bank’s policy is that risk management processes throughout the Bank are audited annually by the Internal Audit function, which examines both the adequacy of the procedures and the Bank’s compliance with the procedures. Internal Audit discusses the results of all assessments with management, and reports its findings and recommendations to the Audit Committee.

59

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

17.	Risk management (continued)

Risk measurement and reporting systems

The Bank’s risks are measured using a method that reflects both the expected loss likely to arise in normal circumstances and unexpected losses, which are an estimate of the ultimate actual loss based on statistical models. The models make use of probabilities derived from historical experience, adjusted to reflect the economic environment. The Bank also runs worst-case scenarios that would arise in the event that extreme events which are unlikely to occur do, in fact, occur.

Monitoring and controlling risks is primarily performed based on limits established by the Bank. These limits reflect the business strategy and market environment of the Bank as well as the level of risk that the Bank is willing to accept, with additional emphasis on selected industries. In addition, the Bank’s policy is to measure and monitor the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities. Information compiled from all the businesses is examined and processed in order to analyze, control and identify risks on a timely basis. This information is presented and explained to the Board of Directors, the Risk Committee, and the head of each business division. The report includes aggregate credit exposure, credit metric forecasts, market risk sensitivities, stop losses, liquidity ratios and risk profile changes. On a monthly basis, detailed reporting of industry, customer and geographic risks takes place. Senior management assesses the appropriateness of the allowance for credit losses on a monthly basis. The Supervisory Board receives a comprehensive risk report once a quarter which is designed to provide all the necessary information to assess and conclude on the risks of the Bank. For all levels throughout the Bank, specifically tailored risk reports are prepared and distributed in order to ensure that all business divisions have access to extensive, necessary and up–to–date information.

Risk mitigation

As part of its overall risk management, the Bank uses derivatives and other instruments to manage exposures resulting from changes in interest rates, foreign currencies, equity risks, credit risks, and exposures arising from forecast transactions.

In accordance with the Bank’s policy, its risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Bank. The effectiveness of hedges is assessed by the Risk Controlling Unit (based on economic considerations rather than the IFRS hedge accounting regulations). The effectiveness of all the hedge relationships is monitored by the Risk Controlling Unit quarterly. In situations of ineffectiveness, the Bank will enter into a new hedge relationship to mitigate risk on a continuous basis.

Risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Bank’s performance to developments affecting a particular industry or geographical location. In order to avoid excessive concentrations of risk, the Bank’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the Bank to manage risk concentrations at both the relationship and industry levels.

17.1 Credit Risk

The Bank has exposure to the following risk from financial instruments:

Credit risk is the risk that the Bank will incur a loss because its customers or counterparties fail to discharge their contractual obligations. The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept for individual counterparties and for geographical and industry concentrations, and by monitoring exposures in relation to such limits.

60

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

17.	Risk management (continued)

The Bank has established a credit quality review process to provide early identification of possible changes in the creditworthiness of counterparties, including regular collateral revisions. Counterparty limits are established by the use of a credit risk classification system, which assigns each counterparty a risk rating. Risk ratings are subject to regular revision. The credit quality review process aims to allow the Bank to assess the potential loss as a result of the risks to which it is exposed and take corrective action.

Individually assessed allowances

The Bank determines the allowances appropriate for each individually significant loan or advance on an individual basis, taking into account any overdue payments of interests, credit rating downgrades, or infringement of the original terms of the contract. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance if it is in a financial difficulty, projected receipts and the expected payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral and the timing of the expected cash flows. Allowances for losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances and for debt investments at amortized costs that are not individually significant and for individually significant loans and advances that have been assessed individually and found not to be impaired.

The Bank generally bases its analyses on historical experience and prospective information. However, when there are significant market developments, regional and/or global, the Bank would include macroeconomic factors within its assessments. These factors include, depending on the characteristics of the individual or collective assessment: unemployment rates, current levels of bad debt, changes in the law, changes in regulation, bankruptcy trends, and other consumer data. The Bank may use the aforementioned factors as appropriate to adjust the impairment allowances.

Allowances are evaluated separately at each reporting date with each portfolio. The collective assessment is made for groups of assets with similar risk characteristics, in order to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident in the individual loans assessments. The collective assessment takes account of data from the loan portfolio (such as historical losses on the portfolio, levels of arrears, credit utilization, loan to collateral ratios and expected receipts and recoveries once impaired) or economic data (such as current economic conditions, unemployment levels and local or industry–specific problems). The approximate delay between the time a loss is likely to have been incurred and the time it will be identified as requiring an individually assessed impairment allowance is also taken into consideration. Local management is responsible for deciding the length of this period. The impairment allowance is then reviewed by credit management to ensure alignment with the Bank’s overall policy.

Financial guarantees and letters of credit are assessed in a similar manner as for loans.

Derivative financial instruments

Credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded on the statement of financial position at fair value.

With gross–settled derivatives, the Bank is also exposed to a settlement risk, being the risk that the Bank honors its obligation, but the counterparty fails to deliver the counter value.

Credit–related commitments risks

The Bank makes available to its customers guarantees that may require that the Bank makes payments on their behalf and enters into commitments to extend credit lines to secure their liquidity needs. Letters of credit and guarantees (including standby letters of credit) commit the Bank to make payments on behalf of customers in the event of a specific act, generally related to the import or export of goods. Such commitments expose the Bank to similar risks to loans and are mitigated by the same control processes and policies.

61

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

17.	Risk management (continued)

17.1	Credit Risk (continued)

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

The main types of collateral obtained are, as follows:

-	For commercial lending, charges over real estate properties, inventory and trade receivables

The Bank also obtains guarantees from parent companies for loans to their subsidiaries. Management monitors the market value of collateral and will request additional collateral in accordance with the underlying agreement. It is the Bank’s policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Bank does not occupy repossessed properties for business use.

The Bank also makes use of master netting agreements with counterparties with whom a significant volume of transactions are undertaken. Such arrangements provide for single net settlement of all financial instruments covered by the agreements in the event of default on any one contract. Master netting arrangements do not normally result in an offset of balance–sheet assets and liabilities unless certain conditions for offsetting.

Although master netting arrangements may significantly reduce credit risk, it should be noted that:

-	Credit risk is eliminated only to the extent that amounts due to the same counterparty will be settled after the assets are realized.
-	The extent to which overall credit risk is reduced may change substantially within a short period because the exposure is affected by each transaction subject to the arrangement.

17.2	Liquidity risk

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in the form of interbank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major internationally – recognized rating agencies and are primarily located outside of the Region. These banks must have a correspondent relationship with the Bank. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, bankers’ acceptances and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better and must have a liquid secondary market.

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, adopting a Liquidity Coverage Ratio methodology referencing the Basel Committee guidelines. Additionally, specific limits have been established to control (1) cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports, and (2) concentrations of deposits taken from any client or economic group maturing in one day and total maximum deposits maturing in one day.

The Bank follows a Contingent Liquidity Plan. The plan contemplates the regular monitoring of several quantified internal and external reference benchmarks (such as deposit level, quality of assets, Emerging Markets Bonds Index Plus, cost of funds, LIBOR-OIS spread and market interest rates), which in cases of high volatility would trigger implementation of a series of precautionary measures to reinforce the Bank’s liquidity position. In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.

62

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

17.	Risk management (continued)

17.2	Liquidity risk (continued)

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade.

The following table details the Banks’s assets and liabilities grouped by its remaining maturity with respect to the contractual maturity:

	June 30, 2016
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 Years	Without maturity	Total
Assets
Cash and cash equivalent	944,621	-	-	-	-	-	944,621
Investment securities	22,191	-	4,025	101,456	52,328	(778)	179,222
Loans at amortized cost	2,048,756	1,079,947	1,158,234	2,052,702	180,686	-	6,520,325
Unearned interest & deferred fees	(924)	(1,237)	(862)	(4,833)	(690)	-	(8,546)
Allowance for expected credit losses	-	-	-	-	-	(102,083)	(102,083)
Other assets	39,903	8,706	3,408	26,434	622	21,037	100,110
Total	3,054,547	1,087,416	1,164,805	2,175,759	232,946	(81,824)	7,633,649

Liabilities
Deposits in Banks	2,680,800	211,106	314,394	-	-	-	3,206,300
Other liabilities	896,341	499,826	511,702	1,463,057	64,155	-	3,435,081
Total	3,577,141	710,932	826,096	1,463,057	64,155	-	6,641,381

Net position	(522,594)	376,484	338,709	712,702	168,791	(81,824)	992,268

63

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

17.	Risk management (continued)

17.2	Liquidity risk (continued)

	December 31, 2015
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	1,299,966	-	-	-	-	-	1,299,966
Investment securities	22,749	13,619	12,953	113,613	87,609	52,886	303,429
Loans at amortized cost	2,390,914	1,094,889	1,188,864	1,973,526	43,556	-	6,691,749
Unearned interest & deferred fees	(722)	(1,163)	(1,477)	(5,454)	(488)	-	(9,304)
Allowance for expected credit losses	-	-	-	-	-	(89,974)	(89,974)
Other assets	54,873	18,889	4,024	5,061	733	6,770	90,350
Total	3,767,780	1,126,234	1,204,364	2,086,746	131,410	(30,318)	8,286,216

Liabilities
Deposits in Banks	2,211,625	319,995	263,849	-	-	-	2,795,469
Other liabilities	1,487,458	862,141	471,232	1,622,937	74,475	573	4,518,816
Total	3,699,083	1,182,136	735,081	1,622,937	74,475	573	7,314,285

Net position	68,697	(55,902)	469,283	463,809	56,935	(30,891)	971,931

17.3	Market risk

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, investment and financial instruments at FVTPL, short- and long-term borrowings and debt, derivatives and trading positions. Among many other market conditions that may shift from time to time are fluctuations in interest rates and currency exchange rates, changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the relevant issuer or its country of origin. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

64

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

17.	Risk management (continued)

17.3	Market risk (continued)

Interest rate risk

The Bank endeavors to manage its assets and liabilities in order to reduce the potential adverse effects on the net interest income that could be produced by interest rate changes. The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s interest rate risk typically arises from the Bank’s liability sensitive short-term position, which means that the Bank’s interest-bearing liabilities tend to reprice more quickly than the Bank’s interest-earning assets. This is offset by the short-term nature of the Bank’s interest-earning assets, namely liquid assets and loan portfolio, and the fact that most of the assets and liabilities pricing is based on short-term market rates (LIBOR-based) with contractual re-pricing schedules for longer term transactions. As a result, there is a potential adverse impact on the Bank’s net interest income from interest rate increases in the very short term. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates. Most of the Bank’s assets and most of its liabilities are denominated in US American Dollars and hence the Bank does not incur a significant currency exchange risk. The currency exchange rate risk is mitigated by the use of derivatives, which, although perfectly covered economically, may generate a certain accounting volatility.

The following summary table presents a sensitivity analysis of the effect on the Bank’s results of operations derived from a reasonable variation in interest rates which its financial obligations are subject to, based on change in points.

	Change in interest rate	Effect on income

June 30, 2016	+200 bps	17,019
	-200 bps	(1,874)

June 30, 2015	+200 bps	15,563
	-200 bps	(3,374)

This analysis is based on the prior period changes in interest rates and assesses the impact on income, with balances as of June 30, 2016 and 2015. This sensitivity provides an idea of the changes in interest rates, taking as example the volatility of the interest rate of the previous period.

65

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

17.	Risk management (continued)

17.3	Market risk (continued)

Interest rate risk (continued)

The table below summarizes the Bank's exposure based on the terms of repricing of interest rates on financial assets and liabilities.

	June 30, 2016
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Time deposit	40,000	-	-	-	-	40,000
Securities and other financial assets	29,945	-	4,025	87,094	47,200	168,264
Loans at amortized cost	4,441,224	1,541,593	462,211	75,461	-	6,520,489
Total	4,511,169	1,541,593	466,236	162,555	47,200	6,728,753

Liabilities
Deposits	2,418,554	211,249	314,394	-	-	2,944,197
Repurchase agreements	87,809	5,488	-	-	-	93,297
Borrowings, pledged deposits and debt	1,965,997	248,639	460,025	526,814	55,440	3,256,915
Total	4,472,360	465,376	774,419	526,814	55,440	6,294,409
Total interest rate sensibility	38,809	1,076,217	(308,183)	(364,259)	(8,240)	434,344

	December 31, 2015
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Time deposit	50,000	-	-	-	-	50,000
Securities and other financial assets	34,100	10,000	13,345	105,394	86,848	249,687
Loans at amortized cost	4,532,150	1,760,730	288,031	111,049	-	6,691,960
Total	4,616,250	1,770,730	301,376	216,443	86,848	6,991,647

Liabilities
Deposits	1,967,929	319,995	263,849	-	-	2,551,773
Repurchase agreements	102,775	11,309	-	-	-	114,084
Borrowings, pledged deposits and debt	2,430,951	718,258	271,811	842,901	54,410	4,318,331
Total	4,501,655	1,049,562	535,660	842,901	54,410	6,984,188
Total interest rate sensibility	114,595	721,168	234,284	626,458	32,438	7,459

66

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

17.	Risk management (continued)

17.3	Market risk (continued)

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate because of changes in exchange rates of foreign currencies, and other financial variables, as well as the reaction of market participants to political and economic events. For purposes of accounting standards this risk does not come from financial instruments that are not monetary items, or for financial instruments denominated in the functional currency. Exposure to currency risk is low since the Bank’s has maximum exposure limits established by the Board.

The following table details the maximum to foreign currency, where all assets and liabilities are presented based on their book value, except for derivatives, which are included within other assets and other liabilities based on its value nominal.

	June 30, 2016
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.21	1.11	103.24	2,920.35	18.27	-	-

Assets
Cash and cash equivalent	765	8	19	58	818	119	1,787
Investments and other financial assets	3,282	-	-	-	-	-	3,282
Loans at amortized cost	-	-	-	-	117,632	-	117,632
Other assets	-	197,366	77,493	-	90,466	-	365,325
Total	4,047	197,374	77,512	58	208,916	119	488,026

Liabilities
Borrowings and deposit placements	-	197,366	77,493	-	110,477	-	385,336
Other liabilities	3,913	-	-	-	98,530	-	102,443
Total	3,913	197,366	77,493	-	209,007	-	487,779

Net currency position	134	8	19	58	(91)	119	247

(1)	It includes other currencies such as: Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.
67

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

17.	Risk management (continued)

17.3	Market risk (continued)

Currency risk (continued)

	December 31, 2015
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.96	1.09	120.40	3,175.18	17.34	-	-

Assets
Cash and cash equivalent	405	6	5	50	887	150	1,503
Investments and other financial assets	3,818	-	-	-	1,601	-	5,419
Loans at amortized cost	-	-	-	-	136,896	-	136,896
Other assets	-	271,005	38,208	-	28,831	-	338,044
Total	4,223	271,011	38,213	50	168,215	150	481,862

Liabilities
Borrowings and deposit placements	-	270,913	38,208	-	168,103	-	477,224
Other liabilities	3,883	-	-	-	-	-	3,883
Total	3,883	270,913	38,208	-	168,103	-	481,107

Net currency position	340	98	5	50	112	150	755

(1)	It includes other currencies such as: Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

17.4	Operational Risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When controls fail to operate effectively, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. Bladex, like all financial institutions, is exposed to operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, and errors by employees, and any failure, interruption or breach in the security or operation of the Bank’s information technology systems could result in interruptions in such activities. Operational problems or errors may occur, and their occurrence may have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows. The Bank cannot expect to eliminate all operational risks, but it endeavors to manage these risks through a control framework and by monitoring and responding to potential risks. Controls include effective segregation of duties, access, authorization and reconciliation procedures, staff education and assessment processes, such as the use of internal audit.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Amounts expressed in thousands of U.S. dollars)

17.	Risk management (continued)

17.4	Operational Risk

Capital management

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with externally imposed capital requirements and maintains strong credit ratings and healthy capital ratios in order to support its business and to maximize shareholder value.

The Bank manages its capital structure and makes adjustments to it according to changes in economic conditions and the risk characteristics of its activities. In order to maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities. No changes have been made to the objectives, policies and processes from the previous periods. However, they are under constant review by the Board.

	June 30, 2016	December 31, 2015
Tier 1 capital	1,061,490	1,050,778
Tier 2 capital	(7,779)	(10,681)
Total regulatory capital	1,053,711	1,040,097

Risk weighted assets	6,285,028	6,460,108
Tier 1 capital ratio	16.89%	16.27%

18.	Subsequent Events

Bladex announced a quarterly cash dividend of $0.385 per share corresponding to the second quarter of 2016. The cash dividend was approved by the Board of Directors on July 19, 2016 and it is payable on August 17, 2016 to the Bank’s stockholders as of the August 3, 2016 record date.

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